SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 11)

THOR INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $0.10 Par Value	885160101
(Title of class of securities)	(CUSIP number)

M. Adel Aslani-Far

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

(212) 906-1200

(Name, address and telephone number of person authorized to receive notices and communications)

September 25, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 8 Pages

CUSIP No. 885160101	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON: Angela E. Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 4,325,820(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 4,325,820(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 4,325,820(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.11%
14	TYPE OF REPORTING PERSON: IN

(1)	Includes 4,325,820 shares of common stock, par value $0.10 per share, of Thor Industries, Inc. owned by The Thompson Family Foundation, Inc. (the “Foundation”). Mrs. Thompson may be deemed to be a beneficial owner of the shares held by the Foundation.

CUSIP No. 885160101	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON: Alan Siegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,000
	8	SHARED VOTING POWER: 4,325,820(1)
	9	SOLE DISPOSITIVE POWER: 5,000
	10	SHARED DISPOSITIVE POWER: 4,325,820(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 4,330,820(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.12%
14	TYPE OF REPORTING PERSON: IN

(1)	Includes 4,325,820 shares of common stock, par value $0.10 per share, of Thor Industries, Inc. owned by the Foundation. Mr. Siegel may be deemed to be a beneficial owner of the shares held by the Foundation.

CUSIP No. 885160101	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON: The Thompson Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,325,820
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 4,325,820
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 4,325,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.11%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 885160101	Page 5 of 8 Pages

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) relates to the common stock, par value $0.10 per share (the “Shares”), of Thor Industries, Inc., a Delaware corporation (the “Company”). This Amendment No. 11 is being filed jointly by the Angela E. Thompson, Alan Siegel and the Foundation (collectively, the “Reporting Persons”) to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2009, as amended on December 21, 2009, April 22, 2010, August 16, 2011, January 20, 2012, June 26, 2012, July 3, 2012, October 18, 2012, April 9, 2013, August 16, 2013 and April 17, 2014 (collectively, “Schedule 13D”).

The Schedule 13D is hereby amended as follows:

Item 4. Purpose of Transaction

The information contained in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following information:

On September 25, 2014, the Foundation, the residuary beneficiary of the Estate, terminated the 2014 Rule 10b5-1 stock plan. The Foundation sold 200,000 Shares pursuant to the 2014 Rule 10b5-1 stock plan prior to its termination.

On September 25, 2014, the Foundation, the residuary beneficiary of the Estate, entered into a stock sales plan with Credit Suisse Securities (USA) LLC (“Credit Suisse”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “September 2014 Rule 10b5-1 stock plan”), under which Credit Suisse is authorized to sell the Shares of Thor Industries, Inc. owned by the Foundation on its behalf. As of the close of business on October 7, 2014, the Foundation sold 15,000 Shares pursuant to the September 2014 Rule 10b5-1 stock plan. The description of the September 2014 Rule 10b5-1 stock plan set forth in Item 6 below is incorporated herein by reference in its entirety.

CUSIP No. 885160101	Page 6 of 8 Pages

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of Schedule 13D is hereby amended and supplemented by adding the following information:

(a) As of September 12, 2014, the number of Shares of the Company outstanding was approximately 53,329,552. As of the date hereof, the Foundation may be deemed the beneficial owner of 4,325,820 Shares (approximately 8.11% of the total number of Shares outstanding). As of the date hereof, Mrs. Thompson may be deemed the beneficial owner of 4,325,820 Shares (approximately 8.11% of the total number of Shares outstanding). As of the date hereof, Mr. Siegel may be deemed the beneficial owner of 4,330,820 Shares (approximately 8.12% of the total number of Shares outstanding), consisting of (i) 4,325,820 Shares held by the Foundation and (ii) 5,000 Shares held by Mr. Siegel.

(b) As of the date hereof, (i) the Foundation may be deemed to have the sole power to direct the voting and disposition of 4,325,820 Shares, (ii) Mrs. Thompson and Mr. Siegel may be deemed to have the shared power to direct the voting and disposition of 4,325,820 Shares and (iii) Mr. Siegel may be deemed to have the sole power to direct the voting and disposition of 5,000 Shares.

(c) During the past 60 days, pursuant to the September 2014 Rule 10b5-1 stock plan, the Foundation sold an aggregate of 15,000 Shares at a weighted average price of $53.0349 per share. A list of the transactions in the Company’s Shares that were effected by the Foundation during the past 60 days is attached hereto as Exhibit 99.5.

(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 25, 2014, the Foundation terminated the 2014 Rule 10b5-1 stock plan. The Foundation sold 200,000 Shares pursuant to the 2014 Rule 10b5-1 stock plan prior to its termination.

On September 25, 2014, the Foundation entered into a stock sales plan with Credit Suisse pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Under the September 2014 Rule 10b5-1 stock plan, Credit Suisse is authorized to effect the sale of up to 1,400,000 Shares by September 30, 2015. Credit Suisse’s authority to sell the Shares commenced on September 30, 2014. All sales under the September 2014 Rule 10b5-1 stock plan are to be made in the discretion of Credit Suisse and in accordance with the terms, conditions and restrictions of the September 2014 Rule 10b5-1 stock plan. The Foundation shall not have any control, influence, or authority over sales made pursuant to the September 2014 Rule 10b5-1 stock plan. As of the close of business on October 7, 2014, the Foundation sold 15,000 Shares pursuant to the September 2014 Rule 10b5-1 stock plan.

Item 7. Materials to be Filed as Exhibits

(a) The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 885160101	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 8, 2014	THE THOMPSON FAMILY FOUNDATION, INC.

/s/ Alan Siegel
Name: Alan Siegel
Title: Officer and Director

Date: October 8, 2014	ANGELA E. THOMPSON

/s/ Angela E. Thompson

Date: October 8, 2014	ALAN SIEGEL

/s/ Alan Siegel

CUSIP No. 885160101	Page 8 of 8 Pages

EXHIBIT INDEX

99.1.	Assignment agreement between the Estate and the Trust.*

99.2.	Assignment Agreement between the Trust and the Foundation.*

99.3.	Transfer Agreement authorizing the direct transfer of the shares from the Estate to the Foundation.*

99.4.	Joint Filing Agreement, dated as of June 22, 2012, by and among the Estate of Wade F. B. Thompson, the Trust Fund under Article Third of the Wade F. B. Thompson Revocable Trust, The Thompson Family Foundation, Inc., Angela E. Thompson and Alan Siegel.*

99.5.	List of the Transactions during the past 60 days.

*	Previously filed.